Issuer Free Writing Prospectus, dated November 8, 2013

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated November 7, 2013

Registration Statement No. 333-178130

At 8:30 a.m. Eastern time, on November 7, 2013, Toll Brothers, Inc. held a conference call and live webcast to review the announcement of the proposed acquisition of Shapell Industries, Inc. The following is a transcript of the presentation.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you any of those documents upon request by contacting Citigroup Global Markets Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: (800) 831-9146, Deutsche Bank Securities Inc. toll free at (800) 503-4611, SunTrust Robinson Humphrey, Inc. at (404) 926-5744, or RBS Securities Inc. at (866) 884-2071.

Cautionary Statements Regarding Forward-Looking Information

Certain information included in this transcript is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, information related to: anticipated operating results; anticipated financial performance, resources and condition; selling communities; home deliveries; average home prices; consumer demand and confidence; contract pricing; business and investment opportunities; market and industry trends; consummation of the proposed transaction with Shapell and the anticipated benefits to be realized therefrom; consummation of debt and equity financing transactions; and post-closing asset sales.

Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations expressed herein and in other Company reports, SEC filings, statements and presentations. These risks and uncertainties include, among others: local, regional, national and international economic conditions; fluctuating consumer demand and confidence; interest and unemployment rates; changes in sales conditions, including home prices, in the markets where we build homes; conditions in our newly entered markets and newly acquired operations; the competitive environment in which we operate; the availability and cost of land for future growth; conditions that could result in inventory write-downs or write-downs associated with investments in unconsolidated entities; the ability to recover our deferred tax assets; the availability of capital; uncertainties in the capital and securities markets; liquidity in the credit markets; changes in tax laws and their interpretation; effects of governmental legislation and regulation; the outcome of various legal proceedings; the availability of adequate insurance at reasonable cost; the impact of construction defect, product liability and home warranty claims, including the adequacy of self-insurance accruals, and the applicability and sufficiency of our insurance coverage; the ability of customers to obtain financing for the purchase of homes; the ability of home buyers to sell their existing homes; the ability of the participants in various joint ventures to honor their commitments; the availability and cost of labor and building and construction materials; the cost of raw materials; construction delays; domestic and international political events; weather conditions; consummation of the proposed transaction with Shapell and the anticipated benefits to be realized therefrom; consummation of debt and equity financing transactions; and post-closing asset sales. For a more detailed discussion of these factors, see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent annual report on Form 10-K and our subsequent quarterly reports on Form 10-Q filed with the Securities and Exchange Commission.

Any or all of the forward-looking statements included in this transcript are not guarantees of future performance and may turn out to be inaccurate. Forward-looking statements speak only as of the date they are made. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

— PARTICIPANTS

Corporate Participants

Douglas C. Yearley – Chief Executive Officer, Director & Executive VP, Toll Brothers, Inc.

Robert I. Toll – Executive Chairman, Toll Brothers, Inc.

Martin P. Connor – Chief Financial Officer, Toll Brothers, Inc.

Other Participants

Ivy L. Zelman – Analyst, Zelman Partners LLC

Stephen F. East – Analyst, International Strategy & Investment Group, Inc.

David Ira Goldberg – Analyst, UBS Securities LLC

Eli C. Hackel – Analyst, Goldman Sachs & Co.

Stephen S. Kim – Analyst, Barclays Capital, Inc.

Michael J. Rehaut – Analyst, JPMorgan Securities Inc.

Adam P. Rudiger – Analyst, Wells Fargo Securities LLC

Dan M. Oppenheim – Analyst, Credit Suisse Securities (USA) LLC (Broker)

Ken R. Zener – Analyst, KeyBanc Capital Markets

Nishu Sood – Analyst, Deutsche Bank Securities, Inc.

Susan A. Berliner – Analyst, JPMorgan Securities LLC

Joel T. Locker – Analyst, FBN Securities, Inc.

Jay C. McCanless – Analyst, Sterne, Agee & Leach, Inc.

— MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Tiffany, and I will be your conference operator today. At this time, I would like to welcome everyone to the Toll Brothers Discussion of the Acquisition of Shapell Homes Conference Call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. [Operator Instructions]

Thank you. I would now like to turn the conference over to Mr. Douglas Yearley. Please go ahead, sir.

Douglas C. Yearley, Chief Executive Officer, Director & Executive VP

Thank you, Tiffany. Welcome and thank you for joining us.

I’m Doug Yearley, CEO of Toll Brothers. With me today are Bob Toll, Executive Chairman; Rick Hartman, President and Chief Operating Officer; Jim Boyd, California Regional President; Marty Connor, Chief Financial Officer; Fred Cooper, Senior VP of Finance, International Development, and Investor Relations; Gregg Ziegler, Senior VP-Treasurer; John McDonald, General Counsel; Joe Sicree, Chief Accounting Officer; Kira Sterling, Chief Marketing Officer; Mike Snyder, Chief Planning Officer; Andy Lawhorn, AVP-Finance; and Ryan McKenna, Assistant Director of Finance.

Before I begin, I ask you to read the statement on forward-looking information in today’s press releases and on our website. A similar statement is also included in today’s PowerPoint presentation posted on our website. I caution you that many statements on this call are based on assumptions about the economy, including specifically the California economy, U.S. and world events, housing and financial markets, and many other factors beyond our control that could significantly affect future results.

Those listening on the web can e-mail questions to rtoll@tollbrothersinc.com.

Before I dive into our PowerPoint presentation that can be found on the IR portion of our website, I want to make a few brief introductory remarks about our quarter and the Shapell transaction. Last night we reported preliminary results for our fourth quarter and fiscal year end 2013. With the housing recovery gaining momentum, this was a year of dramatic growth for Toll Brothers. Fiscal year 2013 revenues rose 42% to $2.67 billion and our contracts grew 42% to $3.63 billion, and our backlog increased 57% to $2.63 billion.

Our full fiscal year revenues were the highest since fiscal year 2008, while contracts and year-end backlog were the highest since fiscal year 2006. In the fourth quarter, revenues of $1.04 billion, which were up 65%, represented our first $1 billion plus revenue quarter in 24 quarters dating back to 2007.

Like many builders, we witnessed a leveling of demand in the late summer and early autumn as interest rates rose, dysfunction reigned in Washington D.C., and buyers adjusted to the rapid rise in home prices over the last 12 months. We think the leveling is temporary. Interest rates have declined, Washington has settled down for the moment, and buyers seem to be digesting the price increases. Six years of pent-up demand is just beginning to return to the market.

This brings us to Shapell. The acquisition of Shapell Industries’ land and homebuilding operations is the most attractive and compelling opportunity that I have seen in my 23 years at Toll Brothers, and if I may speak for Bob Toll, in the 46-year history of our company. We are honored and thrilled to have been selected by the Shapell family to continue the legacy of such an amazing company. The tremendous land portfolio the Shapell family has amassed over decades in California presents an incredible opportunity for Toll Brothers. This acquisition will provide significant growth over the coming years.

Shapell has a 50-plus year track record of outstanding performance in the affluent housing markets of coastal northern and southern California. Shapell’s land portfolio is in fabulous affluent, high-growth markets: the San Francisco Bay area, metro Los Angeles, Orange County, and the Carlsbad market north of San Diego. This consists of approximately 5,200 lots, 97.5% of which are entitled. Accumulating such a vast portfolio of entitled lots would be impossible today.

Coastal California is suffering from a shortage of buildable lots as are many other U.S. markets. In fact, our delivery volume in California has been inhibited by a lack of lots at the moment, not by a softening in those markets. The Shapell acquisition adds meaningfully to our position in premier coastal locations and will immediately ramp up our California operations.

Their footprint dovetails perfectly with our own and their tremendous management team complements our own in California where we have operated for 20 years and sold over $6 billion of houses. And between us, we have the two most respected brands in the homebuilding industry. We look forward to welcoming a very talented group of Shapell employees to Toll Brothers.

In evaluating this deal, we priced it based on current land value with no inflation. We believe Toll is uniquely positioned to maximize the value of this land portfolio. We believe it will be accretive in year one, excluding transaction costs, and the transaction will create minimal, if any, goodwill on our balance sheet. We expect to recover almost half the purchase price within the first 18 months through delivery of backlog and the sale of land. And after the transaction is completed, the company still anticipates having more than $1 billion of available liquidity.

Now let me turn it over to Bob Toll.

Robert I. Toll, Executive Chairman

Thanks, Doug. I’ll be brief. Recently Bloomberg News quoted Warren Buffett as saying that he believed the real estate industry would rebound because of increased population and limited supply. We also believe this positive side of the housing cycle has significant distance to run and that our Shapell acquisition should mesh well with the strength of the market. We’ve long respected the Shapell family and what their company has accomplished. We believe that the purchase of Shapell is the right acquisition at the right time in the right location for Toll Brothers.

Doug?

Douglas C. Yearley, Chief Executive Officer, Director & Executive VP

Thanks, Bob. At this point I’d like to jump into the PowerPoint presentation, after which we will take questions on our Q4 results and the Shapell transaction. Again, the slides are available on the IR portion of our website. Today’s agenda will include a review of Toll Brothers’ preliminary 2013 fiscal year and fourth quarter performance, an overview of Shapell Industries, an overview of Toll Brothers’ California operations, and most importantly, a discussion of the exciting Shapell acquisition.

Let’s start with Toll Brothers’ recent performance. On slide five we outline in tabular form the fiscal year 2013 and fourth quarter preliminary results as previously discussed in our press release and earlier on this call in my opening remarks. I draw your attention to the robust percent growth in contract dollars, backlog dollars, and revenues for both the fourth quarter and the full fiscal year. Our production this quarter demonstrates that we are fully ramped up to handle the backlog growth which has occurred over the past 18 months.

Now let’s discuss Shapell. Shapell has a long history of land development and homebuilding in California, and the story of the family and their homebuilding company is summarized on slide seven. They’ve delivered over 70,000 upscale homes in California in their storied history. Shapell is one of the largest and most successful California homebuilders focusing on the most affluent, coastal California markets of San Francisco and Los Angeles. They presently have 18 selling communities and 5,200 lots concentrated in only 15 locations. Because their land is located in large, mostly mature master-planned communities, there are great efficiencies to running this operation.

On slide nine we discuss the historical operating performance of Shapell. They have consistently delivered high-quality, high-priced homes in California for decades. Revenues through August 2013 have already exceeded revenues for all of 2012. Additionally, average prices are up 13% over 2012. Through August 31 of this year, Shapell has delivered 347 homes at an average price of $791,000.

Slide 10 outlines the Shapell lots and communities. The portfolio we are buying encompasses over 5,200 lots, 97.5% of which are entitled. As you can see, there are 2,000 lots in Northern California, located primarily in two master-planned communities, and over 3,200 lots in Southern California, located primarily in four master-planned communities. These are proven communities that, in most cases, have been operating successfully for many years. None of these communities are pioneering or are in the “path of growth”. They are at main-and-main.

Now let’s talk about Toll Brothers’ California performance. We have been in California for two decades, delivering 7,750 homes for approximately $6.5 billion in revenue. As the chart on the bottom left of slide 12 shows, outside of Shapell we own or control over 4,000 lots in California. As the chart on the bottom right shows, our average delivered price in 2013 was $1 million, up 38% over 2012.

We were fortunate to acquire land from Shapell in 2012, one of the very few times they have sold. We purchased land in Orange County at a community called Amalfi Hills. We underwrote the deal to sell one product line at $1.3 million per home and the other product line at $1.5 million per home. We thought the build-out would take over four years. We were wrong in our assumptions. Prices have moved from $1.3 million to $1.6 million in the Sorrento product line and $1.5 million to $2.3 million in the Positano product line, and we will sell out in just 18 months. This vast improvement in pace and price has resulted in meaningful gross margin expansion at these two communities.

Finally, let’s discuss the details of the transaction. Slide 15 provides an overview of the transaction. The total purchase price is $1.6 billion, all cash. We are buying all of the residential land plus the well-respected Shapell homebuilding operations. The purchase price will be financed using a combination of debt and equity. Equity will represent 10% to 15% of the purchase price. Debt will represent the remaining 85% to 90% and will be comprised of draws in our existing senior unsecured credit facility and other senior unsecured debt. We believe closing will occur by the end of the first calendar quarter of 2014.

This is the biggest transaction Toll Brothers has done in its history. In our evaluation of the deal, we focused on certain metrics, one of which was when our investment would come back. We believe we will benefit from approximately $100 million of cash on the Shapell balance sheet at closing and that another $150 million will be returned in the first six months from deliveries of work-in-progress. We also intend to return approximately $500 million from individual land sales within the first 18 months. Therefore, we expect to get approximately half our purchase price back in cash within year and a half. Beyond that, we expect free cash flow will quickly further reduce the incremental leverage.

We underwrote this transaction based on the underlying value of the land. We did not assume any inflation in our underwriting. We anticipate very limited goodwill and intangibles as a result of the transaction. We believe the transaction will be accretive to earnings in the first year, excluding transaction cost. And as I mentioned earlier, after the acquisition is completed, the company still anticipates having more than $1 billion of available liquidity.

We see significant competitive advantages from the Shapell acquisition. This is a very compelling transaction for us. We will bolster our footprint in proven coastal California locations that fit extremely well within Toll’s current divisional operations. We will own or control 9,200 lots at the corner of Main Street and Main Street in the great state of California. We will combine our luxury brand with theirs and continue to deliver high-quality, sought-after homes in what we believe are the best locations.

The dynamics of the California housing market supports this incremental investment as many of the Shapell communities as well as our own are experiencing double-digit price appreciation and we think the recovery in these areas is still in the early stages. And we can’t accomplish this growth without the great seasoned Shapell team, which we are thrilled to welcome to the Toll Brothers family.

As the maps on slide 18 show, the Shapell communities perfectly augment the existing Toll footprint in premier coastal California locations. Additionally, 95% of the Shapell lots in Northern California are located in two master-planned communities, Alamo Creek and Gale Ranch, and 75% of the Shapell lots in Southern California are located in two master-planned communities, Plum Canyon and Porter Ranch. It is extremely efficient to manage such a large number of lots in such limited locations, particularly when some of these master-planned communities are mature, having begun several decades ago.

We believe our brands complement each other perfectly. Toll is the natural buyer for Shapell Homes. Our average delivered price in California in Q4 was over $1.16 million. Shapell’s average price was $853,000. We believe we have the ability to maximize the value of this land. We have a great brand, great marketing, great architecture, and a great customizing program to drive price and profits.

We believe the California demographics are fabulous. The graph on the left on slide 20 shows the significant pent-up demand that has been building since 2007. California produced, on average, 178,000 new homes per year from 1970 to 2006. From 2007 to 2012 the state only produced 61,000 new homes per year. Those six years resulted in a 700,000 shortfall of homes based on the 35-plus year average of annual housing starts. In other words, the state needs to build 700,000 new homes just to catch-up and get back to equilibrium.

The pie chart on the right shows the distribution of household incomes above $100,000 in the state. In 2012 there were 3.45 million households in California with incomes greater than $100,000 and 1.65 million households with incomes greater than $150,000. That’s a significant number of people who can afford the homes we build, and that’s before counting the significant demand for luxury homes from foreign buyers.

Toll’s conservative long-term leverage strategy will remain in place after this deal. We believe our liquidity and balance sheet were helpful in winning this bid and while our leverage ratios will rise at closing, return of cash from their operations and from our land sales will help us return to targeted leverage ratios quickly.

In conclusion, we are very excited and honored that the Shapell family has chosen Toll Brothers to continue on with their legacy. This is a one-of-a-kind coastal California land portfolio that dovetails perfectly with our own footprint. Toll Brothers has proven historical success in affluent California markets. We believe this transaction will be accretive to income and operating margins, excluding transaction cost, in the first year, and we have assumed no inflation in our underwriting. And we will book very limited goodwill or intangible assets. This is the right acquisition at the right time in the right location for Toll Brothers.

Thank you very much. We would like to now open the call for questions.

— QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] Your first question comes from the line of Ivy Zelman of Zelman & Associates.

<A – Doug Yearley – Toll Brothers, Inc.>: Hi, Ivy.

<Q – Ivy Zelman – Zelman Partners LLC>: Hi, guys. Congratulations. It’s a very exciting opportunity.

<A – Bob Toll – Toll Brothers, Inc.>: Thank you, Ivy.

<Q – Ivy Zelman – Zelman Partners LLC>: Realizing that the Shapell assets are so attractive and the dominance of those coastal desirable locations, can you talk a little about how much of the transaction – you made it sound like, Doug, you said it was an honor that they allowed us to buy them. How much did the relationship or influence of who you guys were participated in the ability for you to secure these attractive assets as opposed to our perception in the media was that [ph] this should have been an (20:54) auction process and that it was really based on price? So can you help us on that please first question?

<A – Doug Yearley – Toll Brothers, Inc.>: Sure. Well, I’ve been here 23 years, and I was reminding Bob the other night that since the day I walked into this door, he has been talking about the Shapell land holdings. And we’ve had great, great respect for the company, for their homebuilding operations, for the location of their land. Most of this land was ranches that Nate and David Shapell tied up in the 1950s and the 1960s and the 1970s, and have held for many years, have been able to get great entitlements on; as we’ve mentioned many times, it’s 97.5% entitled. We have heard that they had similar respect for us and what we have done not only in California, but nationwide.

Two years ago we bought land from Shapell and everyone knows they were not known as land sellers. We’re not even aware of any other transactions that they’ve done. That deal went very smoothly from both sides. It was very successful. One thing I think that helped us here was not only our price point in California and our reputation but also the certainty of our bid. We didn’t have partners. Lazard Frères and the Shapell family knew that we could do this deal ourselves. They knew they were dealing with one bidder, and I think that helped a lot.

Finally, we’ve made a commitment to the Shapell employees to bring them into Toll Brothers. It’s very important to us, and we know the Shapell family is very loyal and very fond of the homebuilding team and the Shapell employees and we know we’ve been told that that was very important to them that their team was with a company like Toll Brothers. So I think all of that helped us greatly in this process.

<Q – Ivy Zelman – Zelman Partners LLC>: So clearly, it wasn’t just a price decision. Doug, maybe if you could elaborate on the profitability looking at the margin performance for Toll Brothers and talking about what the margins looked like in comparison – you said they would be margin accretive. Is that on a gross margin or overall margins? And maybe just a little talk about their growth going forward in terms of unit growth and profitability growth?

<A – Marty Connor – Toll Brothers, Inc.>: Ivy, it’s Marty. I’ll handle that. I think from a gross margin perspective, we stand by our statement that this will be slightly below Toll Brothers’ gross margins, particularly due to purchase accounting in the first year, ramping-up closer to the gross margins over time. But from an operating margin perspective, we believe this will be better than the

Toll Brothers standalone, in large measure because of the operating efficiencies from the concentrated number of communities and locations of those communities that Doug mentioned earlier. And all of that assumes no inflation, which based on what has happened in California, may not be appropriate.

<Q – Ivy Zelman – Zelman Partners LLC>: That was very helpful. And let me sneak in one last one, if I may. In your opening comments, you started with your preliminary fourth quarter results, which we were appreciative for. You did see an increase in the full quarter for October inclusive. It looks as if your October must’ve been stronger than the full results for the quarter, because you said that the first two months were flat. So you mentioned, Doug, that you’re seeing I guess the improvement in consumers’ willingness to convert and if you could just talk a little bit about traffic levels and what you saw specifically in October that drove that increase.

<A – Doug Yearley – Toll Brothers, Inc.>: Traffic is relatively flat. It moved up a little bit in October but nothing meaningful. And I think while October might have been slightly better, Ivy, it’s pretty much flat throughout the quarter, but we are feeling better based on comments coming out of sales teams, some openings we’ve had that have been very successful, interest rates they went from 3.5% to 4.75% and they’re now back right around 4%. Washington has calmed down for the moment. We haven’t been as aggressively raising price through the summer and fall, which is partly seasonal, and we believe we’re seeing buyers beginning to come back out and feel better and be able to accept and absorb the price increases that occurred through last winter and spring. So while I don’t think October was a significant difference from July – from August and September heading into what’s a relatively slow period for us is November, December, we feel pretty good about where we think we’ll come out of this as the spring season begins in January and February.

<A – Marty Connor – Toll Brothers, Inc.>: And I guess I would just add that units is where we were flat or up 6%.

<A – Doug Yearley – Toll Brothers, Inc.>: Right.

<A – Marty Connor – Toll Brothers, Inc.>: On revenue, because of the price increases that we’ve passed through and the mix changes, was actually up 23%.

<A – Doug Yearley – Toll Brothers, Inc.>: Right.

<Q – Ivy Zelman – Zelman Partners LLC>: Right. Well thank you very much and congratulations again. Very exciting.

<A – Doug Yearley – Toll Brothers, Inc.>: Thank you, Ivy.

<A – Marty Connor – Toll Brothers, Inc.>: Thank you.

Operator: Your next question comes from the line of Stephen East of ISI Group.

<Q – Stephen East – International Strategy & Investment Group, Inc.>: Thank you. I’ll continue with probably the long line of congratulations, guys. Nice purchase.

<A – Doug Yearley – Toll Brothers, Inc.>: Thank you.

<A – Marty Connor – Toll Brothers, Inc.>: Thanks, Stephen.

<Q – Stephen East – International Strategy & Investment Group, Inc.>: If we look at – you talked about your selling off some of the land about $500 million or so, and it looks like you’ve already got that moving, that type of thing. One, what’s the timeline to sell off the assets? You talked about profitability in the business. Is there any profitability here, what type of level? And I guess lifestyle, if these assets are basically unreplaceable?

<A – Doug Yearley – Toll Brothers, Inc.>: The timeline is 12 to 18 months. The reason to sell is because this transaction concentrates us in California to a level in the low-30% range and also $1.6 billion. And as we’ve talked about, we’re very focused on our liquidity and our leverage ratios, and we think it is prudent to move some of this land off relatively quickly. But to your point, the Shapell land is spectacular and there may be an opportunity to move other lands in other locations around the country off so that we keep more of the Shapell land but still deal with leverage and deal with getting cash back relatively quickly.

<A – Marty Connor – Toll Brothers, Inc.>: And, Stephen, we do anticipate being able to dispose or selling some of this land at a level that is higher than we paid for, because when you sell it off in smaller pieces, there are more people able to participate in the buying process than who could participate in the $1.5 billion buying process.

<A – Bob Toll – Toll Brothers, Inc.>: Smooth.

<Q – Stephen East – International Strategy & Investment Group, Inc.>: Fair enough, fair enough. And as you look at it, on slide 10 you had about 80% of your lots were either unfinished or in some type of development, Shapell did. And I guess, one, what type of volumes do you think this will run at for you and what type of development cost does that mean as you go through the next couple years? How long does it take you to build this out, that type of thing?

<A – Marty Connor – Toll Brothers, Inc.>: Sure. So, Stephen, that slide 10 does identify a couple points I wanted to bring to everybody’s attention. First, there’s nearly 400 homes that are under construction, either through WIP as backlog or spec and also including about 72 model homes, and there are 713 finished lots, and there are 2,600 graded lots on top of that. So while you may say a lot are unfinished, I would say a significant portion are finished and graded. And in California, grading is a large component of the finishing.

<Q – Stephen East – International Strategy & Investment Group, Inc.>: Okay.

<A – Marty Connor – Toll Brothers, Inc.>: In terms of how many units we might expect to sell moving forward, I think the Shapell family sold a bit more than we anticipate selling in the next fiscal year, so we will slow down the pace a little in order to maximize the price. And the exact specifics of all this are a little bit fluid depending on what we choose to sell or what people choose to buy compared to what’s finished and ready to go.

<Q – Stephen East – International Strategy & Investment Group, Inc.>: Okay.

<A – Marty Connor – Toll Brothers, Inc.>: In terms of expenditures on finishing the lots, that is also fluid depending on whether we sell finished lots and then need to replenish them or whether we sell graded lots and the burden goes to somebody else to finish them.

<Q – Stephen East – International Strategy & Investment Group, Inc.>: All right. Fair enough. And I meant to ask you on the first one, Doug, when you talked about just size of the deal, are you comfortable with where the balance sheet will be? And if not, how quickly would you want to ramp that down to, say, where the level it was last week?

<A – Doug Yearley – Toll Brothers, Inc.>: We’re very comfortable. I hope we went through that clearly in the slide deck. Immediately after this transaction we will have over $1 billion of liquidity. Marty, why don’t you give a little more specifics on the financing side?

<A – Marty Connor – Toll Brothers, Inc.>: So the financing we are contemplating actually lowers our weighted average debt ratio – weighted average maturity from – I’m sorry, it increases our average maturity from about 5.25 years to just over six years, and it lowers our borrowing costs from about 5.5% down to around 4.5%. So remember, we have roughly five years to run on our line. We’ve supplemented that line with another $500 million for the next year to backfill our liquidity, and we expect to raise some equity. We’re actually in the market as we speak for approximately $200 million. And then we will raise additional debt, either through the bank or capital markets level. That additional debt and that line should allow us some efficiencies in terms of [ph] credit (32:30) cost and recall the line draws we expect to pay off within the first 12 to 18 months with the return of capital from land sales, cash on the balance sheet at acquisition, and backlog closings.

<Q – Stephen East – International Strategy & Investment Group, Inc.>: Okay. Thank you.

<A – Doug Yearley – Toll Brothers, Inc.>: Thank you, Stephen.

Operator: Your next question comes from the line of David Goldberg of UBS.

<Q – David Goldberg – UBS Securities LLC>: Good morning, everybody. Congratulations.

<A – Bob Toll – Toll Brothers, Inc.>: Thank you.

<Q – David Goldberg – UBS Securities LLC>: My first question was actually kind of a follow-on to Stephen’s question, but maybe more specifically about the decision to issue equity. It’s a relatively small piece of the overall purchase price. Just why you guys decided to include an equity piece other than you just [ph] don’t want to (33:14) take on more debt or use more cash on the balance sheet to do so.

<A – Marty Connor – Toll Brothers, Inc.>: I think, David, it’s a dance in terms of how much equity to raise, and we felt comfortable at this level with respect to preserving the rating we’ve had from the various rating agencies. I think there will be some news to come on that shortly. And we feel that for a conservative company like us, a $1.6 billion acquisition should have some equity level associated with it. This is a long-term investment in the state of California, and there needs to be both the debt and an equity component associated with it.

<Q – David Goldberg – UBS Securities LLC>: Fair enough. And I think Moody’s and Fitch have already kind of confirmed your point this morning. So I hear that. And then...

<A – Marty Connor – Toll Brothers, Inc.>: Okay.

<Q – David Goldberg – UBS Securities LLC>: And then my second question I guess is in relation to that, which is you guys are buying 55,200 lots in California, obviously very good land position. Do you see California, as you work through these lots, continuing to be similar part of the business? Or do you see an increasing, as you work through these lots, as a percentage of the overall business and then you kind of get back more into the northeast and the Mid-Atlantic which has been – or is this going to be a more permanent leverage for you to get bigger in California as we go forward?

<A – Bob Toll – Toll Brothers, Inc.>: I think it’s obvious that we’re going to be bigger in California as we go forward.

<Q – David Goldberg – UBS Securities LLC>: Bob, let me just correct, I don’t mean short-term, I mean longer-term.

<A – Bob Toll – Toll Brothers, Inc.>: In longer-term, yes, we’re going to be larger in California, if we’re lucky enough to be able to buy the land fortuitously, as we’ve been able to buy some recent land. It’s not a matter of leaving the northeast and going back to the northeast, it’s a matter of raising our California presence and hopefully enjoying that presence.

<A – Doug Yearley – Toll Brothers, Inc.>: David, remember in the early 2000s, we shrank in California because we could not compete on land deals when others were building in significant inflation and accepting low margins. And we’ve stuck to our conservative underwriting and did not chase deals that didn’t pencil for us and we shrank. Now a lot of those deals ended up working out well for a lot of builders that could get out by 2006, but we have kept that conservative underwriting philosophy. This deal works today with no inflation, and we will continue to look at opportunities in California as we build through the Shapell land, but we’re going to stick to the same discipline.

<A – Bob Toll – Toll Brothers, Inc.>: Recently we bought Schaefer, Baker, Irvine. So recently we’ve been seeing some pretty decent deals in California.

<A – Doug Yearley – Toll Brothers, Inc.>: Right.

<A – Bob Toll – Toll Brothers, Inc.>: One of the main reasons is price has moved up and only a limited amount of participants can join in the competition.

<A – Doug Yearley – Toll Brothers, Inc.>: Right. That’s why we will sell off smaller pieces where there’s much more competition.

<A – Bob Toll – Toll Brothers, Inc.>: Right.

<Q – David Goldberg – UBS Securities LLC>: Great. Thank you, guys.

<A – Doug Yearley – Toll Brothers, Inc.>: You’re very welcome.

Operator: Your next question comes from the line of Eli Hackel of Goldman Sachs.

<Q – Eli Hackel – Goldman Sachs & Co.>: Thanks. Good morning. Just wanted to follow up on the fact that after the first 18 months you expect to get half your investment back. How many lots will you be left with or do you expect to be left with after that period is done?

<A – Marty Connor – Toll Brothers, Inc.>: Well, I think as we’ve modeled things, and certainly what happens in the future may deviate a little bit from how we’ve modeled things...

<A – Bob Toll – Toll Brothers, Inc.>: [ph] Read your prospectus (36:59).

<A – Marty Connor – Toll Brothers, Inc.>: We expect that $500 million of dispositions to be approximately 1,350 lots.

<A – Doug Yearley – Toll Brothers, Inc.>: But again, that could change not only within the Shapell portfolio, but by other land around the country that we may choose to sell.

<Q – Eli Hackel – Goldman Sachs & Co.>: Okay. So that $500 million is not necessarily this deal. You could sell land in another region to make up the difference?

<A – Marty Connor – Toll Brothers, Inc.>: I think it’s a fair assumption to say it’s not necessarily this deal, but a lot of it will be in California, because part of the rationale for disposition is to reduce concentration in California. But we will evaluate opportunities around the rest of the country as well.

<A – Doug Yearley – Toll Brothers, Inc.>: Right. Remember, we do have 4,000 of our own lots in California today.

<Q – Eli Hackel – Goldman Sachs & Co.>: Okay. That’s helpful. And then I just wanted to confirm, I just want to make sure I heard it right that on an operating margin basis it should be accretive, is that right?

<A – Marty Connor – Toll Brothers, Inc.>: On a net income basis and an operating margin basis, yes.

<Q – Eli Hackel – Goldman Sachs & Co.>: Okay. And then finally just looking, does this have any implications for other investments you were looking at around the country at all? Or are those business units still as aggressive as they had been before this deal occurred?

<A – Doug Yearley – Toll Brothers, Inc.>: Well, in certain locations we’ve certainly increased our underwriting thresholds. So it certainly had some impact on some markets. There are other markets that’s business as usual, but in certain locations that maybe aren’t recovering quite as quickly, we will probably take a little bit of a more conservative approach, but we do have over $1 billion anticipated of liquidity after this deal. So we have plenty of dry powder to continue to grow the company throughout the country.

<Q – Eli Hackel – Goldman Sachs & Co.>: Great. That’s extremely helpful. Thank you so much.

<A – Doug Yearley – Toll Brothers, Inc.>: You’re very welcome.

Operator: Your next question comes from the line of Stephen Kim of Barclays.

<Q – Stephen Kim – Barclays Capital, Inc.>: Thanks very much, guys. Exciting times. I have some views on this, but I was hoping if you could help me clarify my thoughts as it relates to the land situation in California, specifically the areas where Shapell is building. When you talk about raw versus graded versus fully finished lots, I’m trying to figure out the relative value generally of these kinds of lots and how much development costs relative to the raw lot. So as a percentage of finished cost, in general would you say that raw lots are valued at about 40% to 50% of that? Or just help me with some sort of sense of how much development is as a percentage of the total finished value of a lot?

<A – Marty Connor – Toll Brothers, Inc.>: Stephen, a lot of that is going to be dependent upon the topography and nature of the individual parcels.

<A – Doug Yearley – Toll Brothers, Inc.>: Yes. It’s a very tough...

<A – Marty Connor – Toll Brothers, Inc.>: Land development is, especially in California with the significant grading that’s required on some of these parcels, it’s hard really to assign one value to a lot.

<A – Doug Yearley – Toll Brothers, Inc.>: Right. But grading is by far the biggest component of land development.

<A – Bob Toll – Toll Brothers, Inc.>: On average. In the northeast, we would talk for an improved lot $100,000, I mean for the cost of improvements, maybe, maybe in the...

<A – Marty Connor – Toll Brothers, Inc.>: 30% to 40% is probably the development cost on a $100,000 lot.

<A – Bob Toll – Toll Brothers, Inc.>: Right, but in California...

<A – Marty Connor – Toll Brothers, Inc.>: Much higher.

<A – Bob Toll – Toll Brothers, Inc.>: Much higher. So [ph] to give a rough average, if you can. (40:46)

<A – Marty Connor – Toll Brothers, Inc.>: 60%? 50%, 55%, 60%?

<A – Doug Yearley – Toll Brothers, Inc.>: Percent. Yes. It’s...

<A – Bob Toll – Toll Brothers, Inc.>: Okay.

<A – Doug Yearley – Toll Brothers, Inc.>: Sorry for all the background conversation here, but it’s a very difficult question to answer because of the nature of California, but what you’re hearing is land development is a higher percentage of land value in California because you literally take one side of the job that’s a mountain and you’re moving to the other side that’s a valley and that’s the grading we’re talking about that has been completed in more than half of these lots and that is by far the biggest component of land development cost in California, which is not the case in many other places where your roads and your pipe and your detention basins and things are really all you’re talking about. California grading is a huge number, but on a percentage of the land value, it is significantly higher in California than most other places.

<Q – Stephen Kim – Barclays Capital, Inc.>: Yes. That’s very, very helpful. Thank you very much for that. And then the second thing is, there’s a difference right now between the average price that Shapell is getting for its homes and the average price that you are getting. And in fact, you talked about the Amalfi Hills example and Sorrento and Positano, and obviously your average prices there are very, very high. So I guess, in general, can you help us understand whether, and I assume ultimately why, we should be thinking that in today’s pricing environment, Toll will be able to generate a higher value home on the lots that you’re buying from Shapell than Shapell is getting currently on the land it’s selling on?

<A – Doug Yearley – Toll Brothers, Inc.>: Well, we can’t wait to get the Shapell team onboard and to teach them how we drive price through spectacular architecture, model presentation, marketing, landscaping, pools, outdoor kitchens and then of course the full customizing program where our buyers add hundreds and hundreds and thousands of dollars to the finished home. Amalfi Hills is a great example. We sold homes at Amalfi Hills, which was a Shapell land at a significantly higher price than the Shapell organization ever thought homes would be sold for. And we know the Shapell team and, in fact, some of the family members came through our model presentation at Amalfi Hills and they saw how we do it. And we have looked at a lot of the Shapell land and we believe there is embedded value by driving price because of all those things I just mentioned about how we do our business.

<A – Marty Connor – Toll Brothers, Inc.>: Additionally, Stephen, I think it’s a fair assumption to make that the disposition focus will probably be on the lower price point lots because that’s not something is core to Toll Brothers and there is a broader audience of potential buyers of those price point lots and homes

<A – Doug Yearley – Toll Brothers, Inc.>: Land buyers.

<A – Marty Connor – Toll Brothers, Inc.>: Land buyers. So mathematically, the average might go up because we might be taking the bottom quarter of their price points out of it.

<Q – Stephen Kim – Barclays Capital, Inc.>: Great. Yes, that helps a great deal. So if I could just kind of wrap up what I think I’ve heard, just let me shoot some numbers out at you and maybe get your reaction. If I assume that a raw lot is worth about 45% of the finished lot, and a graded lot is worth about 90% of the finished lot, and then given the distribution you gave on slide 10, I think it was, I’m coming up with an average value per finished lot, of your $1.6 billion purchase price, of about $390,000 per finished lot and about $174,000 per raw lot. And if I assume an average price of about $1.2 million that you would be able to get on that that would assume a finished lot cost of about 32%, which seems pretty decent for what you talked about in California. Is there anything about what you just heard there that strikes you as being way off in terms of my thinking?

<A – Doug Yearley – Toll Brothers, Inc.>: You’ve done a lot of work between midnight and 9:00 AM.

<A – Bob Toll – Toll Brothers, Inc.>: We like not to be locked into your estimates and values. We appreciate the fine work that you’ve done, but I think we’re going to beg off answering that question. Your views are your views and I’m sure they’re well thought out.

<Q – Stephen Kim – Barclays Capital, Inc.>: Okay. That’s good enough. Thanks, guys.

<A – Doug Yearley – Toll Brothers, Inc.>: Thank you, Stephen.

Operator: Your next question comes from the line of Michael Rehaut of JPMorgan.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Hi. Thanks. Good morning, and let me add my congrats on the transaction.

<A – Bob Toll – Toll Brothers, Inc.>: Thank you.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Coming at maybe Steve’s question around development costs from a different angle, your comments around where you expect gross margins to be were very helpful and I assume that those statements are inclusive of the expected additional development costs across the spectrum of lots that you’ve purchased?

<A – Doug Yearley – Toll Brothers, Inc.>: That’s correct.

<A – Bob Toll – Toll Brothers, Inc.>: Of course.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Okay. So in other words, when you do all the work around the dollar value of the incremental – well you could argue it’s an incremental purchase price or development cost – you’re still getting to that gross margin guidance. So I think that’s ultimately the most important thing. But on the operating margins being slightly above, you expect them to be – actually, you didn’t say slight, just said above average. Just to give a point of reference, in the third quarter you did an 8% operating margin. If gross margins you expect to be a little bit below, but operating margins above, Marty, are we to think that perhaps you’re talking more like if the company average is 8% that we’re maybe closer to 9%, 10%? It seems from your comments that I’m not necessarily to think it would be 15%.

<A – Marty Connor – Toll Brothers, Inc.>: Mike, I think, we’ll have a full quarter release in about a month and we’ll have a better perspective to share on that. Bear in mind that we just did deliver $1 billion of revenue this quarter, and so the margins will be, since they’re reflected as a percentage of revenue, benefited from that on an operating level. And moving forward we do expect to see improvement as we’ve said earlier.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Okay. Also on the expectations for price and deliveries in 2014, I guess Shapell is on track from a unit volume perspective to solidly exceed or to exceed nearly probably 400 units. Are we to expect you said lowering the pace but improving the price. There’s been a big gap and only a 13% price increase for Shapell, so we can probably make our assumptions there. But in terms of units, are you thinking more in like a 300 units to 350 units range for 2014? Is that kind of a decent way to think about it?

<A – Marty Connor – Toll Brothers, Inc.>: I think you’re about 50 units too low.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Okay. Fair enough. And just lastly, on the debt issuance, just looking at the expected cash returns that you plan to get through the land sales and what’s on Shapell’s balance sheet and the equity issuance, it would seem like you’re looking at maybe a $600 million or so debt issuance. Is that the right way to think about it and also probably in a 4% or 3% to 4% eight-year or 10-year type of issuance, is that a good ballpark?

<A – Marty Connor – Toll Brothers, Inc.>: Well, if JPMorgan wants to lend us money at 3% for eight years, we’ll take it, but I think the ballpark you’re talking about is very accurate, and I would supplement that by saying we are probably going to take advantage of this point in time to address some March maturities that are in the $270 million range as well. So I would add to your $600 million.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Great. Great. I appreciate it. Thanks and congrats again.

<A – Bob Toll – Toll Brothers, Inc.>: Thank you.

Operator: Your next question comes from the line of Adam Rudiger of Wells Fargo Securities.

<Q – Adam Rudiger – Wells Fargo Securities LLC>: Thanks. Most of my questions have been answered. I just had a few though. If I look at their ASPs, it looks like that probably they are not as luxury or move up driven across their entire footprint as you are. Is that a fair assessment?

<A – Doug Yearley – Toll Brothers, Inc.>: Well, they’re pretty close. As I had mentioned before, we think there’s an ability to drive their pricing higher based on how we do. But if you look at the delivered price chart – what page is that, guys?

<Q – Adam Rudiger – Wells Fargo Securities LLC>: I was just looking at like their website and they have some communities for $400,000 which for California that doesn’t seem like that’s that luxury. I think that’s where that’s coming from.

<A – Doug Yearley – Toll Brothers, Inc.>: Well, that’s true, and as we mentioned, there’s opportunity to sell off some of the land that maybe a better fit for other builders. But in terms of their average delivered price it’s right behind Toll in California and everyone else is pretty significantly below where they are.

<A – Marty Connor – Toll Brothers, Inc.>: Adam, I think there’s an awful lot of overlap price point. But they dip a little lower than we do and we reach a little higher than they do.

<Q – Adam Rudiger – Wells Fargo Securities LLC>: Okay.

<A – Doug Yearley – Toll Brothers, Inc.>: And the slide page is 19 that I was referring to.

<Q – Adam Rudiger – Wells Fargo Securities LLC>: Okay. And then I’m sorry to ask this question again, but it just seems like if I think about you and your company, what you love is, land in tough to entitle places with favorable demographics. And you talk so glowingly about this transaction, I’m struggling to understand why you would really want to sell the land. I know you talked about the dependence on California, so Dave asked earlier about why issue equity, and my question is why not issue more equity so you can keep this California land? And I recognize that we’re not building in the Central Valley or something like that. So it’s not like this land’s probably at as much risk as some of the stuff that got people in trouble over the last few years.

<A – Bob Toll – Toll Brothers, Inc.>: We issue the equity to in effect issue a little insurance and safety for ourselves. [ph] Oh, I am sorry (52:40). The equity aspect is not just for ourselves but for the market in general to be perceived being as safe as we can. We naturally would not like to dilute the company to dilute the equity and that’s what you do when you issue more shares. So we’ve picked a number that we thought was good enough to make most people comfortable and to make ourselves comfortable as well.

<A – Marty Connor – Toll Brothers, Inc.>: And I think some of this land is temporary as far as we’re concerned because of the intent to dispose and de-concentrate ourselves in California. And so a reduced equity target level made sense when it wasn’t going to be a permanent hold for a component of some of the land.

<A – Doug Yearley – Toll Brothers, Inc.>: And when you talk about why sell, we as the other builders are not great land sellers, so every time we go to sell a piece we will be biting the finger and reminding ourselves that we need to sell it. This is the business plan. But you’re right, when you’re sitting on what we think is spectacular, fully entitled land in great locations, it is tough to do, but it is part of our commitment and our business plan, whether it be Shapell land or the other California land we have or some land in other locations, we will get a portion of this $1.6 billion back quicker than just building the homes out.

<Q – Adam Rudiger – Wells Fargo Securities LLC>: Okay. Thank you.

<A – Bob Toll – Toll Brothers, Inc.>: You’re welcome.

Operator: Your next question comes from the line of Dan Oppenheim of Credit Suisse.

<Q – Dan Oppenheim – Credit Suisse Securities (USA) LLC (Broker)>: Thanks very much, and congratulations on boosting the exposure of this coast. I’m wondering if you could talk about the comments about slowing the absorption next year in terms of just trying to maximize the value. What sort of absorption do you think is the appropriate pace? And then also would that be similar in terms of the thoughts on the landfills and that if you see the market really pick up? Do you think you’d look at that and say, gee, it might be better to slow this, or maybe you’d just sell a little bit less to get to that $500 million goal?

<A – Doug Yearley – Toll Brothers, Inc.>: Yeah. Dan, we always evaluate sales price versus pace. It’s a function obviously of how hot the demand is in the market, how special our land is, how quickly we can turn backlog based on building trades and our own internal management teams and that’s what we do around here every week. So I can’t give you a pro forma projection as to what the ideal case is because that is completely dependent upon all those things I just mentioned. But your second part of your question, if there continues to be price appreciation in California, obviously we will reevaluate which land parts [ph] moves (55:50) to sell, when and at what price. So that process will be very fluid over the next 18 months.

<Q – Dan Oppenheim – Credit Suisse Securities (USA) LLC (Broker)>: Great. Thank you.

<A – Bob Toll – Toll Brothers, Inc.>: You’re welcome.

Operator: Your next question comes from the line of Ken Zener of KeyBanc.

<Q – Ken Zener – KeyBanc Capital Markets>: Good morning.

<A – Doug Yearley – Toll Brothers, Inc.>: Good morning.

<A – Marty Connor – Toll Brothers, Inc.>: Good morning.

<Q – Ken Zener – KeyBanc Capital Markets>: You cited Amalfi Hills as an example of your buying assets from Shapell, and it’s obviously a very good community. As I recall from visiting there, Shapell was building lots right down the spoke from you guys and when you took over, you were able to achieve both higher pace and price relative to the assets they had, so there was a certain puzzle that you had unlocked. Use that as an example. Could you kind of talk about how the price gains you had versus the product they had, a); b) and I recall Amalfi was maybe half of the sales were to Chinese nationals and how prevalent that is at Gale and Porter Ranch, Southern and Northern California? Thank you.

<A – Doug Yearley – Toll Brothers, Inc.>: Well, if you look at the picture on page 13 of the slide deck that is the backyard of our model home at Amalfi.

<Q – Ken Zener – KeyBanc Capital Markets>: Correct.

<A – Doug Yearley – Toll Brothers, Inc.>: And that is an example of what we do and how we drive price. And I assure you, the inside is even prettier than that. So we do think we have the ability to move price on some of this Shapell land, and your example is a great one that they’re next door on very similar lots. With respect to sales to foreign buyers, and particularly Asian buyers and Chinese nationals, it is a growing part of our business, and Shapell’s business and all the other builders’ business in both Northern and Southern Cal.

<Q – Ken Zener – KeyBanc Capital Markets>: Okay. And then the large assets that you’re taking down, are you guys, you know, given that it’s so concentrated in Gale and Porter, should we expect it’ll be kind of a single-family, multi – not multi, but attached mix that you’ll deploy there? Or would it be a kind of lot play out?

<A – Doug Yearley – Toll Brothers, Inc.>: No, almost all of these lots are detached single-family. There’s very little attached.

<Q – Ken Zener – KeyBanc Capital Markets>: Thank you.

<A – Doug Yearley – Toll Brothers, Inc.>: You’re welcome.

Operator: Your next question comes from the line of Nishu Sood of Deutsche Bank.

<Q – Nishu Sood – Deutsche Bank Securities, Inc.>: Thanks. I wanted to ask about the goodwill. Given you folks mentioned that there’s going to be little to no goodwill in this acquisition. I was just wondering, given that these assets have been acquired over a pretty lengthy period of time, I was just wondering how the book value could be such that there would be no goodwill in this acquisition?

<A – Marty Connor – Toll Brothers, Inc.>: Well, I think we did it based on the value of the land. And recall that the seller, the Shapell family, had acquired this land decades ago in many cases. And while we offered to buy it at their book value, they weren’t willing to sell it to us at their book value. And so they recognized a significant appreciation over that time. And we just paid for their land, if you will. Now from a technical accounting perspective, we will ascribe a bit of value, and I mean a bit, a tiny little bit, of value to their name and to other intangibles. But at the current time, we believe the goodwill will be very minimal and nominal. And in goodwill I include intangibles.

<Q – Nishu Sood – Deutsche Bank Securities, Inc.>: Got it. Okay. And I also wanted to ask about pricing. You mentioned that you assume no home price appreciation in your pro formas on this deal. There’s also been a fair bit of discussion about how your pricing strategies might yield higher price, and perhaps that’s somewhat of a lower volume base. So, which kind of assumptions do you use for the pro forma, so that the Toll advantage in terms of pricing, and mix, is that a source of upside? Or was that something you assumed when you were modeling the land?

<A – Doug Yearley – Toll Brothers, Inc.>: No. In some locations we assumed the Shapell pricing, and in other locations we assumed there was an opportunity to move the pricing north because of our opinion of what we could do on that land. But then we did not build in additional inflation, whether it be the Shapell pricing we chose in certain locations, or a different price we chose because of our analysis.

<A – Marty Connor – Toll Brothers, Inc.>: Essentially we’ll build our product on many of these lots, and our products will sell for our price.

<Q – Nishu Sood – Deutsche Bank Securities, Inc.>: Got it. And how many of the 15 communities did you assume a different product strategy?

<A – Bob Toll – Toll Brothers, Inc.>: None, really. We’re holding the same product. It’s just enhanced slightly by, may I say, our taste, our understanding of what market is best.

<Q – Nishu Sood – Deutsche Bank Securities, Inc.>: Got it. Okay. And lastly, a real quick one: transaction cost, I think you are talking about the accretion excluding transaction costs. So what kinds of transaction cost should we expect to flow through the income statement in the next quarter or two?

<A – Marty Connor – Toll Brothers, Inc.>: Well, we’ll have some transaction – remember, now accounting rules dictate that you expense transaction costs as they occur. So we will have some transaction costs that are expensed in 10/31, and we’ll have some transaction costs that are expensed in the subsequent quarter. The exact split of how much in each one still remains to be determined, because the last thing I wanted the lawyers and accountants to do is prepare invoices for us over the last week. We wanted them to get this deal done. So we think it will be somewhere in the neighborhood of $25 million to $30 million.

<A – Doug Yearley – Toll Brothers, Inc.>: Total.

<A – Marty Connor – Toll Brothers, Inc.>: Total.

<Q – Nishu Sood – Deutsche Bank Securities, Inc.>: Okay. Great. Thanks a lot.

<A – Doug Yearley – Toll Brothers, Inc.>: Thank you.

Operator: [Operator Instructions] Your next question comes from the line of Susan Berliner of JPMorgan.

<Q – Susan Berliner – JPMorgan Securities LLC>: Hi. Good morning. Congratulations.

<A – Doug Yearley – Toll Brothers, Inc.>: Thank you.

<A – Bob Toll – Toll Brothers, Inc.>: Hi, Susan.

<Q – Susan Berliner – JPMorgan Securities LLC>: Two questions, I guess. Some of your competitors have talked about in October, and I think more specifically in California, that they’ve seen a slowdown clearly in average selling prices, as well as a little bit of an increase in incentives. And it’s hard to tell with your preliminary numbers, because obviously sequentially you guys overall went up a lot. But I was wondering if you could – I know you talked about, there’s a pause in the market. I guess if you could talk about in your crystal ball what you expect price increases, kind of just generically, and incentives to be over the next six months to nine months?

<A – Bob Toll – Toll Brothers, Inc.>: Would we had a crystal ball that you’re asking us to gaze through and give you our prediction. We always assume heaven is now, so we can’t...

<Q – Susan Berliner – JPMorgan Securities LLC>: Can you talk about any pushback from consumers with regards to wanting a free garage or something like that in the quarter?

<A – Doug Yearley – Toll Brothers, Inc.>: No. In California, the only reason our numbers are down is because we are out of inventory. And the little bit of inventory we have left, we continue to raise price, we continue to have buyers. We just don’t have lots, and we have certainly not been giving away three-car garages or that beautiful pool you see at Amalfi Hills or anything else.

<Q – Susan Berliner – JPMorgan Securities LLC>: Okay. Gotcha. And then, Marty, just a question for you. I guess, I was just looking for what’s kind of the minimum cash amount you’d want to hold on the balance sheet? Because obviously you have a lot now.

<A – Marty Connor – Toll Brothers, Inc.>: I think I don’t really look at it as a minimum cash amount. I look at it as a cash amount plus the liquidity we have in our line of credit. But as we model things forward, we have a number of $300 million that we use of cash to be on the balance sheet. But we really use that only for modeling purposes and discussing with rating agencies. We really look at our cash balance and our line of credit borrowing capacity in tandem.

<Q – Susan Berliner – JPMorgan Securities LLC>: Great. Thanks very much.

<A – Doug Yearley – Toll Brothers, Inc.>: You’re welcome.

Operator: Your next question comes from the line of Joel Locker of FBN Securities.

<Q – Joel Locker – FBN Securities, Inc.>: Hi, guys. Just I had a question on just the total square foot of the 5,219 lots, if you could just quantify that maybe?

<A – Bob Toll – Toll Brothers, Inc.>: Anybody just quantify 5,200 types of numbers? Got an idea?

<A – Marty Connor – Toll Brothers, Inc.>: It’s not something we’ve done.

<Q – Joel Locker – FBN Securities, Inc.>: Okay. All right. It’s just that...

<A – Marty Connor – Toll Brothers, Inc.>: It’s not something we look at either.

<Q – Joel Locker – FBN Securities, Inc.>: Okay. And then just getting back to the orders, I guess, they’re up almost 16% year-over-year on an ASP basis. How much of that was mix and how much do you think that’s just organic price?

<A – Doug Yearley – Toll Brothers, Inc.>: I think it’s primarily pricing; see Toll Brothers price increases from 2012 to 2013.

<Q – Joel Locker – FBN Securities, Inc.>: Right. And then on the fourth quarter closing, obviously much higher than the previous guidance, was there any reason why that was well above the top end of the range?

<A – Marty Connor – Toll Brothers, Inc.>: I think our teams in the field did an excellent job, and I’d like to publicly commend them here for the production that they did. We mentioned on the script that we’re very comfortable and confident that we have ramped-up to handle the volume, the revenue growth and the unit growth that we’ve seen over the last 18 months.

<Q – Joel Locker – FBN Securities, Inc.>: Right. And just a last question, on the 1,350 lots you’ve mentioned that you might dispose of. Is there any concentration between communities of those or targeted?

<A – Doug Yearley – Toll Brothers, Inc.>: No. That’s still a work in progress.

<Q – Joel Locker – FBN Securities, Inc.>: Still a work in progress. All right, thanks a lot, guys.

<A – Doug Yearley – Toll Brothers, Inc.>: Thank you.

Operator: Your next question comes from the line of Jay McCanless of Sterne, Agee.

<Q – Jay McCanless – Sterne, Agee & Leach, Inc.>: Hey. Good morning, everyone. First question I had, since this is a business acquisition rather than an asset acquisition, are there any historical liabilities we need to build into our model from previous builds that Shapell’s done, et cetera?

<A – Marty Connor – Toll Brothers, Inc.>: We will be assuming some warranty liabilities and we have performed significant amounts of diligence on all that exposure and we also have various indemnifications to protect us from the growth of some of that exposure beyond what we think. And when we do our purchase accounting, then we’ll go into more detail shared with respect to those liabilities. But they’ve all been factored into the purchase price.

<Q – Jay McCanless – Sterne, Agee & Leach, Inc.>: And is it also factored into the guidance that you gave for a little bit lower gross margin, little bit higher operating margin as well?

<A – Marty Connor – Toll Brothers, Inc.>: Yes.

<Q – Jay McCanless – Sterne, Agee & Leach, Inc.>: Okay. The other question that I had is, are you all thinking about expanding TIS West since you have a bigger presence in California now, and would an expansion of TIS potentially help the gross margin that you’re looking to achieve on the lots and homes you’ve purchased?

<A – Doug Yearley – Toll Brothers, Inc.>: We are not contemplating the expansion of TIS West at the moment.

<Q – Jay McCanless – Sterne, Agee & Leach, Inc.>: Okay. Thank you.

<A – Doug Yearley – Toll Brothers, Inc.>: You’re welcome.

Operator: Your final question is a follow-up question from the line of Michael Rehaut of JPMorgan.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Hi. Thanks very much, appreciate it. Just wanted to get a sense, when you mention your approach to pricing and how that can benefit Shapell’s prices right now, when you think about the communities that they currently have open, where there’s already a certain established models and floor plans, et cetera, are you referring to maybe just perhaps getting a little bit more aggressive, but when you talked about kind of the wholesale changes, or some of the bigger changes in terms of your approach with style, design, et cetera, et cetera. Wouldn’t that be more used to the next set of communities that come open because it’s a little bit more difficult to really make bigger changes in communities mid-stream?

<A – Doug Yearley – Toll Brothers, Inc.>: Yes, Mike. For example, if there are Shapell models in a section of a community where there’s 15 lots remaining, obviously we’re not going to build new Toll Brothers models. We’re going to build through the balance of that section. We will try to upgrade, offer more options immediately. But if there’s another section where there’s 100 lots left with Shapell models, it would probably make sense to bring in some new product. And then, of course, the completely new sections that start fresh, will have the benefit of all Toll Brothers from the beginning. So each section, each subdivision will be approached differently based on how much is left, how successful it’s been, where the price is and that’s part of the ongoing analysis that we’re doing.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Okay. I appreciate that. And then just on the land that that you’re thinking about selling. And again, I understand that it’s kind of in process, it could include some of your own land instead of, perhaps, some of the Shapell land. But when you mentioned the 1,350 lots and you said it’s lower price point lots and to allow you to better focus on your segment of the market, those lots and again, understanding it can change, but are those in actively selling communities and if so, what portion of that would be within the active part?

<A – Doug Yearley – Toll Brothers, Inc.>: Well, virtually all is in active communities because as we mentioned the vast majority of the Shapell land is in two master plans in the North and two master plans in the South. So yes, we intend to sell land in existing operating master planned communities plus probably some Toll Brothers-owned California land, plus probably some land in other parts of the country.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Okay. Yeah, I guess I was just trying to get a sense of the mix of the roughly 400 sales that Shapell has right now at nearly $800,000 ASP, what portion of that might go away at the lower price point to do some back end work there. If it’s like maybe a quarter of those homes that...

<A – Marty Connor – Toll Brothers, Inc.>: Mike, I think it’d be too preliminary for us to address that at this point.

<Q – Mike Rehaut – JPMorgan Securities Inc.>: Right. Right. Okay. I appreciate it. Thanks very much.

<A – Bob Toll – Toll Brothers, Inc.>: You’re welcome.

<A – Doug Yearley – Toll Brothers, Inc.>: You’re very welcome.

Douglas C. Yearley, Chief Executive Officer, Director & Executive VP

Tiffany, at this point, we have a big day ahead of us. I think we need to bring this call to a close.

I do want to take a moment to thank the Toll Brothers team. Jim Boyd, Regional President in California and his homebuilding operations both in the North and the South did an absolutely spectacular job for us working very closely with our Horsham based finance teams, legal teams, land development teams, tax teams. This deal has brought this company together in a way that Bob and I and Marty are so proud, and Rick, and we are so excited about moving forward, bringing the Shapell employees into the Toll Brothers fold.

Thanks, everyone, for listening. We will be available of course to answer additional questions. And have a great day.

Operator: Thank you. This concludes the Toll Brothers Discussion of the Acquisition of Shapell Homes Conference Call. You may now disconnect.